(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 0-22350

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Mercury Interactive Corporation

Full Name of Registrant

Former Name if Applicable

379 North Whisman Road

Address of Principal Executive Office (Street and number)

Mountain View, California 94043-3969

City, State and Zip Code

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Mercury Interactive Corporation (“Mercury” or the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 as soon as practicable, but does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

In June 2005 the Board of Directors of the Company appointed a Special Committee consisting of disinterested directors of the Audit Committee to conduct an internal investigation relating to past stock option grants in response to an inquiry which was initiated by the Securities and Exchange Commission in November 2004. On November 2, 2005, the Company issued a press release, included as an exhibit to the Company’s Current Report on Form 8-K dated November 2, 2005, announcing the determinations of the Special Committee’s continuing investigation and the resignations of certain members of the Company’s management.

As previously announced by the Company in its Current Report on Form 8-K dated August 26, 2005, as a result of the Special Committee’s continuing investigation, the Company is in the process of restating its historical financial statements and has determined that that the Company’s previously issued

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financial statements for the fiscal years 2002, 2003 and 2004, which are included in the Company’s currently effective Annual Report on Form 10-K for the year ended December 31, 2004, the Quarterly Reports on Form 10-Q filed with respect to each of these fiscal years and the financial statements included in the Company’s Quarterly Report on Form 10-Q for the first quarter of fiscal year 2005 should no longer be relied upon.

The Company believes that its ability to file amended reports by November 30, 2005 on Form 10-K and Form 10-Q with the Securities and Exchange Commission with respect to such periods is in serious jeopardy. The Company has delayed the filing of its Form 10-Q for the fiscal quarter ended June 30, 2005 pending completion of the previously described restatement of the Company’s historical financial statements. As the restatement has not yet been concluded, the Company will delay the filing of its Form 10-Q for the quarter ended September 30, 2005.

As previously announced, the Company may be delisted by Nasdaq in the event it does not complete such restatements and submit the required filings to the SEC by November 30, 2005. The Company anticipates providing the Nasdaq Listing Qualifications Panel with a revised plan of compliance by no later than November 15, 2005. There is no assurance that the Panel will provide the Company with any additional extensions beyond November 30, 2005.

Safe Harbor Statement Under Private Securities Litigation Reform Act of 1995:

This Form 12b-25 contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties concerning Mercury’s expected financial performance, as well as Mercury’s future business prospects and product and service offerings. Mercury’s actual results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, Mercury and reported results should not be considered as an indication of future performance. Potential risks and uncertainties include, among other things: 1) the timing of completion of the Company’s review, restatement and filing of its historical financial statements and the filing of its Form 10-Q for the second and third quarters of fiscal year 2005, 2) the impact of the expensing of stock options and stock purchases under Mercury’s employee stock purchase program pursuant to Financial Accounting Standards Board’s Statement 123 including, without limitation, the impact of the restatement, 3) the impact of the resignations of Amnon Landan, Douglas Smith and Susan Skaer, 4) the possibility that the trustee for the Notes or the holders of at least 25% of the outstanding principal amount of the Notes may, if the Company does not file its historical financial statements and periodic reports by March 31, 2006, cause acceleration of repayment of the entire principal amount and accrued interest on the Notes, 5) the nature and scope of the ongoing SEC investigation, 6) the substantial risk that the Company will not file its quarterly reports on Form 10-Q for the periods ended June 30, 2005 and September 30, 2005 and all required restated and other financial statements for previous periods by November 30, 2005 and that the Nasdaq Listing Qualifications Panel may not

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grant the Company’s request for a further extension to regain compliance with Nasdaq listing qualifications, in which case the Company’s common stock would be delisted from the Nasdaq National Market, 7) the effect of any third party litigation arising out of the Special Committee investigation, 8) costs incurred by Mercury in connection with the Special Committee investigation and the SEC investigation, 9) the mix of perpetual and term licenses and the effect of the timing of recognition of revenue from products sold under the term licenses, 10) the impact of the transition in Europe, 11) the amount of restructuring charges incurred by Mercury in the third quarter, 12) dependence of Mercury’s growth on the continued success and acceptance of its existing and new software products and services and on the success of its BTO strategy, and 13) the additional risks and important factors described in Mercury’s SEC reports, including the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, which is available at the SEC’s website at http://www.sec.gov. All of the information in this Form 12b-25 is made as of November 10, 2005, and Mercury undertakes no duty to update this information.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Murphy (Name)	650 (Area Code)	603-5200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed a quarterly report on Form 10-Q for the period ended June 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s restatement of its financial statements described in Part III above, the Company cannot provide a reasonable estimate and comparison of the results of its operations at this time.

Mercury Interactive Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2005	By:	/s/ David J. Murphy
		Name: Title:	David J. Murphy Chief Financial Officer

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